Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: Countrywide Financial Corporation
Commission File No. 001-8422
January 31, 2008
Investors May Contact:
Kevin Stitt, Bank of America, 704.386.5667
Lee McEntire, Bank of America, 704.388.6780
Leyla Pakzad, Bank of America, 704.386.2024
Reporters May Contact:
Scott Silvestri, Bank of America 1.980.388.9921
scott.silvestri@bankofamerica.com
Bank of America, Countrywide to Name Sambol to New Role
Hammonds to Oversee All Consumer Credit Products
CHARLOTTE — Bank of America Corporation and Countrywide Financial Corporation today announced that David Sambol, Countrywide’s president and chief operating officer, will lead the combined consumer mortgage business once Bank of America’s planned purchase of Countrywide is complete.
Sambol will continue in his current role, reporting to Countrywide Chairman and Chief Executive Officer Angelo R. Mozilo until completion of the transaction, which is targeted for the third quarter.
In a related announcement, Bank of America Global Consumer and Small Business Banking President Liam McGee announced that Card Services Executive Bruce Hammonds will assume the newly created role of Global Consumer Credit Executive when the purchase closes.
Hammonds, who will continue to report to McGee, will be in charge of all consumer credit products, including the consumer mortgage organization, Bank of America Card Services and unsecured lending. Sambol will report to Hammonds when the transaction closes. The Global Consumer Credit group will be part of Global Consumer and Small Business Banking.
“Bruce is a strong and experienced leader who knows the consumer lending business extremely well,” said McGee. “As we deepen our consumer credit product offerings, it’s a logical step to have one executive overseeing all of these businesses, which are critical to our future success.
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“Customers tell us they want a simple, reliable way to access credit,” McGee added. “We are also taking an important step in meeting that need by simplifying our organization. This new integrated approach will help us provide our customers the right credit solutions at the right time in their lives.”
Floyd Robinson will continue reporting to McGee and lead Bank of America Consumer Real Estate and Insurance Services until the transaction closes.
Sambol and Robinson will work with Hammonds on integration activities for Countrywide and Bank of America, respectively.
Bank of America
Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, nearly 19,000 ATMs and award-winning online banking with nearly 24 million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange.
www.bankofamerica.com
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Additional Information About This Transaction
In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide will mail the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “investor relations” and then under the heading “SEC & other filings.”
Proxy Solicitation
Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2007. You can find information about Countrywide’s executive officers and directors in definitive proxy statement filed with the SEC on April 27, 2007. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.
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